SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

CVR Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

12662P108

(CUSIP Number)

Keith Schaitkin, Esq.

Icahn Capital LP

767 Fifth Avenue, 47th Floor

New York, New York 10153

(212) 702-4300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 3, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 12662P108

1.	Name of Reporting Person High River Limited Partnership

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 2,516,845 (includes Shares underlying call options. See Item 5)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,516,845 (includes Shares underlying call options. See Item 5)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,516,845 (includes Shares underlying call options. See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.91%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 12662P108

1.	Name of Reporting Person Hopper Investments LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 2,516,845 (includes Shares underlying call options. See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,516,845 (includes Shares underlying call options. See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,516,845 (includes Shares underlying call options. See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.91%

14	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. 12662P108

1.	Name of Reporting Person Barberry Corp.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 2,516,845 (includes Shares underlying call options. See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,516,845 (includes Shares underlying call options. See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,516,845 (includes Shares underlying call options. See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.91%

14	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. 12662P108

1.	Name of Reporting Person Icahn Partners Master Fund LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 4,089,286 (includes Shares underlying call options. See Item 5)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,089,286 (includes Shares underlying call options. See Item 5)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,089,286 (includes Shares underlying call options. See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.72%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 12662P108

1.	Name of Reporting Person Icahn Partners Master Fund II LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 1,423,232 (includes Shares underlying call options. See Item 5)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,423,232 (includes Shares underlying call options. See Item 5)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,423,232 (includes Shares underlying call options. See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.64%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 12662P108

1.	Name of Reporting Person Icahn Partners Master Fund III LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 626,469 (includes Shares underlying call options. See Item 5)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 626,469 (includes Shares underlying call options. See Item 5)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 626,469 (includes Shares underlying call options. See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.72%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 12662P108

1.	Name of Reporting Person Icahn Offshore LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 6,138,987 (includes Shares underlying call options. See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,138,987 (includes Shares underlying call options. See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,138,987 (includes Shares underlying call options. See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.09%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 12662P108

1.	Name of Reporting Person Icahn Partners LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 3,928,395 (includes Shares underlying call options. See Item 5)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,928,395 (includes Shares underlying call options. See Item 5)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,928,395 (includes Shares underlying call options. See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.54%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 12662P108

1.	Name of Reporting Person Icahn Onshore LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 3,928,395 (includes Shares underlying call options. See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,928,395 (includes Shares underlying call options. See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,928,395 (includes Shares underlying call options. See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.54%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 12662P108

1.	Name of Reporting Person Icahn Capital LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 10,067,382 (includes Shares underlying call options. See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,067,382 (includes Shares underlying call options. See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,067,382 (includes Shares underlying call options. See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.63%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 12662P108

1.	Name of Reporting Person IPH GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 10,067,382 (includes Shares underlying call options. See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,067,382 (includes Shares underlying call options. See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,067,382 (includes Shares underlying call options. See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.63%

14	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. 12662P108

1.	Name of Reporting Person Icahn Enterprises Holdings L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 10,067,382 (includes Shares underlying call options. See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,067,382 (includes Shares underlying call options. See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,067,382 (includes Shares underlying call options. See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.63%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 12662P108

1.	Name of Reporting Person Icahn Enterprises G.P. Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 10,067,382 (includes Shares underlying call options. See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,067,382 (includes Shares underlying call options. See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,067,382 (includes Shares underlying call options. See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.63%

14	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. 12662P108

1.	Name of Reporting Person Beckton Corp.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 10,067,382 (includes Shares underlying call options. See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,067,382 (includes Shares underlying call options. See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,067,382 (includes Shares underlying call options. See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.63%

14	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. 12662P108

1	Name of Reporting Person Carl C. Icahn

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 12,584,227 (includes Shares underlying call options. See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 12,584,227 (includes Shares underlying call options. See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,584,227 (includes Shares underlying call options. See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 14.54%

14	Type of Reporting Person IN

SCHEDULE 13D

Item 1. Security and Issuer

This statement relates to the Common Stock, par value $0.01 (the “Shares”), issued by CVR Energy, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 2277 Plaza Drive, Suite 500, Sugar Land, Texas 77479.

Item 2. Identity and Background

The persons filing this statement are High River Limited Partnership (“High River”), Hopper Investments LLC (“Hopper”), Barberry Corp. (“Barberry”), Icahn Partners Master Fund LP (“Icahn Master”), Icahn Partners Master Fund II LP (“Icahn Master II”), Icahn Partners Master Fund III LP (“Icahn Master III”), Icahn Offshore LP (“Icahn Offshore”), Icahn Partners LP (“Icahn Partners”), Icahn Onshore LP (“Icahn Onshore”), Icahn Capital LP (“Icahn Capital”), IPH GP LLC (“IPH”), Icahn Enterprises Holdings L.P. (“Icahn Enterprises Holdings”), Icahn Enterprises G.P. Inc. (“Icahn Enterprises GP”), Beckton Corp. (“Beckton”), and Carl C. Icahn, a citizen of the United States of America (collectively, the “Reporting Persons”).

The principal business address of each of (i) High River, Hopper, Barberry, Icahn Offshore, Icahn Partners, Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601, (ii) Icahn Master, Icahn Master II and Icahn Master III is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands, and (iii) Mr. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, NY 10153.

Barberry is the sole member of Hopper, which is the general partner of High River. Icahn Offshore is the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Icahn Onshore is the general partner of Icahn Partners. Icahn Capital is the general partner of each of Icahn Offshore and Icahn Onshore. Icahn Enterprises Holdings is the sole member of IPH, which is the general partner of Icahn Capital. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl C. Icahn is the sole stockholder of each of Barberry and Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 92.6% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. (“Icahn Enterprises”). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

Each of High River and Barberry is primarily engaged in the business of investing in securities. Hopper is primarily engaged in the business of serving as the general partner of High River. Each of Icahn Master, Icahn Master II, Icahn Master III and Icahn Partners is primarily engaged in the business of investing in securities. Icahn Offshore is primarily engaged in the business of serving as the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Capital is primarily engaged in the business of serving as the general partner of each of Icahn Offshore and Icahn Onshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

Carl C. Icahn’s present principal occupation or employment is serving as (i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, including Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a NASDAQ listed diversified holding company engaged in a variety of businesses, including investment, metals, automotive, real estate, railcar, food packaging, gaming, and home fashion, and (iii) Chairman of the Board and a director of Starfire Holding Corporation (“Starfire”), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire’s subsidiaries.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 12,584,227 Shares (including Shares underlying call options). The aggregate purchase price of the Shares and call options purchased by the Reporting Persons collectively was approximately $144,676,267 (including commissions and premiums). The source of funding for these Shares and call options was the general working capital of the respective purchasers. The Shares and call options are held by the Reporting Persons in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of the Shares and call options was obtained through margin borrowing.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Shares in the belief that the Shares were undervalued. The Reporting Persons may have conversations with management of the Issuer to discuss its business and strategic alternatives for the Issuer.

The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer and/or its subsidiaries in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 12,584,227 Shares (including Shares underlying call options), representing approximately 14.54% of the Issuer’s outstanding Shares (based upon the 86,573,498 Shares stated to be outstanding as of November 1, 2011 by the Issuer in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2011).

(b) For purposes of this Schedule 13D:

High River has sole voting power and sole dispositive power with regard to 2,516,845 Shares (including Shares underlying call options). Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 4,089,286 Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 1,423,232 Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 626,469 Shares (including Shares underlying call options). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 3,928,395 Shares (including Shares underlying call options). Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the “Act”) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of Icahn Master, Icahn Master II and Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

The Shares beneficially owned by the Reporting Persons include Shares underlying call options. The agreements governing these call options do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate. See Item 6.

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities		Price Per Share/ Premium Per Option
High River	12/05/2011	145,898		18.95
High River	12/06/2011	144,102		18.91
High River	12/07/2011	140,000		19.00
High River	12/08/2011	140,000		18.42
High River	12/09/2011	108,988		18.65
High River	12/12/2011	87,000		18.31
High River	12/12/2011	53,000	(1)	6.39	(2)
High River	12/13/2011	40,000	(1)	6.79	(2)
High River	01/03/2012	240,000	(1)	7.64	(2)
High River	01/04/2012	145,180	(1)	7.94	(2)
High River	01/05/2012	248,681	(1)	8.08	(2)
High River	01/06/2012	140,000	(1)	8.73	(2)
High River	01/09/2012	97,021	(1)	8.74	(2)
High River	01/10/2012	200,000	(1)	8.96	(2)
High River	01/11/2012	200,000	(1)	9.91	(2)
High River	01/11/2012	20,000	(3)	7.41	(4)
High River	01/12/2012	366,975	(3)	8.13	(4)

Icahn Partners	12/05/2011	229,090		18.95
Icahn Partners	12/06/2011	226,271		18.91
Icahn Partners	12/07/2011	219,829		19.00
Icahn Partners	12/08/2011	219,829		18.42
Icahn Partners	12/09/2011	171,133		18.65
Icahn Partners	12/12/2011	136,609		18.31
Icahn Partners	12/12/2011	83,222	(1)	6.39	(2)
Icahn Partners	12/13/2011	62,807	(1)	6.79	(2)
Icahn Partners	01/03/2012	366,556	(1)	7.64	(2)
Icahn Partners	01/04/2012	226,603	(1)	7.94	(2)
Icahn Partners	01/05/2012	388,151	(1)	8.08	(2)
Icahn Partners	01/06/2012	218,519	(1)	8.73	(2)
Icahn Partners	01/09/2012	151,434	(1)	8.74	(2)
Icahn Partners	01/10/2012	312,168	(1)	8.96	(2)
Icahn Partners	01/11/2012	312,168	(1)	9.91	(2)
Icahn Partners	01/11/2012	31,216	(3)	7.41	(4)
Icahn Partners	01/12/2012	572,790	(3)	8.13	(4)

Icahn Master	12/05/2011	238,365		18.95
Icahn Master	12/06/2011	235,431		18.91
Icahn Master	12/07/2011	228,730		19.00
Icahn Master	12/08/2011	228,729		18.42
Icahn Master	12/09/2011	178,062		18.65
Icahn Master	12/12/2011	142,139		18.31
Icahn Master	12/12/2011	86,591	(1)	6.39	(2)
Icahn Master	12/13/2011	65,350	(1)	6.79	(2)
Icahn Master	01/03/2012	382,201	(1)	7.64	(2)
Icahn Master	01/04/2012	235,884	(1)	7.94	(2)
Icahn Master	01/05/2012	404,048	(1)	8.08	(2)
Icahn Master	01/06/2012	227,466	(1)	8.73	(2)

Icahn Master	01/09/2012	157,638	(1)	8.74	(2)
Icahn Master	01/10/2012	324,953	(1)	8.96	(2)
Icahn Master	01/11/2012	324,953	(1)	9.91	(2)
Icahn Master	01/11/2012	32,495	(3)	7.41	(4)
Icahn Master	01/12/2012	596,250	(3)	8.13	(4)

Icahn Master II	12/05/2011	80,641		18.95
Icahn Master II	12/06/2011	79,650		18.91
Icahn Master II	12/07/2011	77,381		19.00
Icahn Master II	12/08/2011	77,382		18.42
Icahn Master II	12/09/2011	60,240		18.65
Icahn Master II	12/12/2011	48,088		18.31
Icahn Master II	12/12/2011	29,292	(1)	6.39	(2)
Icahn Master II	12/13/2011	22,110	(1)	6.79	(2)
Icahn Master II	01/03/2012	146,674	(1)	7.64	(2)
Icahn Master II	01/04/2012	82,096	(1)	7.94	(2)
Icahn Master II	01/05/2012	140,625	(1)	8.08	(2)
Icahn Master II	01/06/2012	79,168	(1)	8.73	(2)
Icahn Master II	01/09/2012	54,864	(1)	8.74	(2)
Icahn Master II	01/10/2012	113,096	(1)	8.96	(2)
Icahn Master II	01/11/2012	113,096	(1)	9.91	(2)
Icahn Master II	01/11/2012	11,310	(3)	7.41	(4)
Icahn Master II	01/12/2012	207,519	(3)	8.13	(4)

Icahn Master III	12/05/2011	35,494		18.95
Icahn Master III	12/06/2011	35,058		18.91
Icahn Master III	12/07/2011	34,060		19.00
Icahn Master III	12/08/2011	34,060		18.42
Icahn Master III	12/09/2011	26,516		18.65
Icahn Master III	12/12/2011	21,164		18.31
Icahn Master III	12/12/2011	12,895	(1)	6.39	(2)
Icahn Master III	12/13/2011	9,733	(1)	6.79	(2)
Icahn Master III	01/03/2012	64,569	(1)	7.64	(2)
Icahn Master III	01/04/2012	36,137	(1)	7.94	(2)
Icahn Master III	01/05/2012	61,899	(1)	8.08	(2)
Icahn Master III	01/06/2012	34,847	(1)	8.73	(2)
Icahn Master III	01/09/2012	24,150	(1)	8.74	(2)
Icahn Master III	01/10/2012	49,783	(1)	8.96	(2)
Icahn Master III	01/11/2012	49,783	(1)	9.91	(2)
Icahn Master III	01/11/2012	4,979	(3)	7.41	(4)
Icahn Master III	01/12/2012	91,343	(3)	8.13	(4)

(1) Represents shares underlying American-style call options purchased by the applicable Reporting Person in the over the counter market. These call options expire on December 12, 2013.

(2) This amount represents the cost of an applicable American-style call option to purchase one Share.

The per share exercise price of these call options is $12.00. This exercise price will be adjusted to account for any dividends or other distributions declared by the Issuer prior to exercise of the options.

(3) Represents shares underlying American-style call options purchased by the applicable Reporting Person in the over the counter market. These call options expire on April 11, 2012.

(4) This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of these call options is $14.00. This exercise price will be adjusted to account for any dividends or other distributions declared by the Issuer prior to exercise of the options.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Call Options

The Reporting Persons purchased, in the over the counter market, (i) American-style call options referencing an aggregate of 6,819,411 Shares, which expire on December 12, 2013, and (ii) American-style call options referencing an aggregate of 1,934,877 Shares, which expire on April 11, 2012. The agreements provide for physical settlement (unless the Reporting Person opts for a cash settlement). These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate. These agreements are further described in Item 5(c).

Put Options

The Reporting Persons have sold, in the over the counter market, (i) European-style put options referencing an aggregate of 6,819,411 Shares, which expire on the earlier of December 12, 2013 or the date on which the corresponding American-style call option described above in this Item 6 is exercised, and (ii) European-style put options referencing an aggregate of 1,934,877 Shares, which expire on the earlier of April 11, 2012 or the date on which the corresponding American-style call option described above in this Item 6 is exercised. The agreements provide that they settle in cash. These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

1              Joint Filing Agreement of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2012

ICAHN PARTNERS MASTER FUND LP

ICAHN PARTNERS MASTER FUND II LP

ICAHN PARTNERS MASTER FUND III LP

ICAHN OFFSHORE LP

ICAHN PARTNERS LP

ICAHN ONSHORE LP

BECKTON CORP.

BARBERRY CORP.

HOPPER INVESTMENTS LLC

By: Barberry Corp., its sole member

HIGH RIVER LIMITED PARTNERSHIP

By: Hopper Investments LLC, its general partner

By: Barberry Corp., its sole member

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP

By: IPH GP LLC, its general partner

By: Icahn Enterprises Holdings L.P., its sole member

By: Icahn Enterprises G.P. Inc., its general partner

IPH GP LLC

By: Icahn Enterprises Holdings L.P., its sole member

By: Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES G.P. INC.

By:	/s/ Dominick Ragone
Name: Dominick Ragone
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Schedule 13D — CVR Energy, Inc.]

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of CVR Energy, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 13th day of January, 2012.

ICAHN PARTNERS MASTER FUND LP

ICAHN PARTNERS MASTER FUND II LP

ICAHN PARTNERS MASTER FUND III LP

ICAHN OFFSHORE LP

ICAHN PARTNERS LP

ICAHN ONSHORE LP

BECKTON CORP.

BARBERRY CORP.

HOPPER INVESTMENTS LLC

By: Barberry Corp., its sole member

HIGH RIVER LIMITED PARTNERSHIP

By: Hopper Investments LLC, its general partner

By: Barberry Corp., its sole member

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP

By: IPH GP LLC, its general partner

By: Icahn Enterprises Holdings L.P., its sole member

By: Icahn Enterprises G.P. Inc., its general partner

IPH GP LLC

By: Icahn Enterprises Holdings L.P., its sole member

By: Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES G.P. INC.

By:	/s/ Dominick Ragone
Name: Dominick Ragone
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Joint Filing Agreement to Schedule 13D — CVR Energy, Inc.]

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons’ knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

ICAHN PARTNERS MASTER FUND LP

ICAHN PARTNERS MASTER FUND II LP

ICAHN PARTNERS MASTER FUND III LP

Name	Position
Icahn Offshore LP	General Partner
Carl C. Icahn	Chief Executive Officer
Vincent J. Intrieri	Senior Managing Director
Irene March	Chief Financial Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory
Keith Cozza	Chief Compliance Officer

ICAHN PARTNERS LP

Name	Position
Icahn Onshore LP	General Partner
Carl C. Icahn	Chief Executive Officer
Vincent J. Intrieri	Senior Managing Director
Irene March	Chief Financial Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory
Keith Cozza	Chief Compliance Officer

ICAHN ONSHORE LP

ICAHN OFFSHORE LP

Name	Position
Icahn Capital LP	General Partner
Carl C. Icahn	Chief Executive Officer
Vincent J. Intrieri	Senior Managing Director
Irene March	Chief Financial Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory
Keith Cozza	Chief Compliance Officer

ICAHN CAPITAL LP

Name	Position
IPH GP LLC	General Partner

Carl C. Icahn	Chief Executive Officer
Vincent J. Intrieri	Senior Managing Director\
Daniel A. Ninivaggi	President
Dominick Ragone	Chief Financial Officer
Keith Cozza	Chief Compliance Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory

IPH GP LLC

Name	Position
Icahn Enterprises	Sole Member
Holdings L.P.
Carl C. Icahn	Chief Executive Officer
Vincent J. Intrieri	Senior Managing Director
Daniel A. Ninivaggi	President
Dominick Ragone	Chief Financial Officer
Edward E. Mattner	Authorized Signatory
Gail Golden	Authorized Signatory
Keith Cozza	Chief Compliance Officer

ICAHN ENTERPRISES HOLDINGS L.P.

Name	Position
Icahn Enterprises	General Partner
G.P. Inc.

ICAHN ENTERPRISES G.P. INC.

Name	Position
Carl C. Icahn	Chairman
Daniel A. Ninivaggi	President
William A. Leidesdorf	Director
Jack G. Wasserman	Director
James L. Nelson	Director
Vincent J. Intrieri	Director
Dominick Ragone	Chief Financial Officer
Felicia P. Buebel	Assistant Secretary
Craig Pettit	Vice President of Tax Administration

BECKTON CORP.

Name	Position
Carl C. Icahn	Chairman of the Board; President
Edward E. Mattner	Authorized Signatory
Keith Cozza	Secretary; Treasurer

HIGH RIVER LIMITED PARTNERSHIP

Name	Position
Hopper Investments LLC	General Partner

HOPPER INVESTMENTS LLC

Name	Position
Barberry Corp	Member
Edward E. Mattner	Authorized Signatory

BARBERRY CORP.

Name	Position
Carl C. Icahn	Chairman of the Board; President
Gail Golden	Vice President; Authorized Signatory
Vincent J. Intrieri	Vice President; Authorized Signatory
Irene March	Authorized Signatory
Edward E. Mattner	Authorized Signatory
Keith Cozza	Secretary; Treasurer